TRIDAN CORP.

P.O. Box 634, New City, N.Y. 10956
(212) 239-0515

September 25, 2012

Mr. Jeff Long
Accountant
Office of Disclosure and Review
U.S. Securities and Exchange Commission
Room 8619, Mail Stop 8626
100 F. Street, N.E.
Washington, DC 20549

Dear Mr. Long:

We have reviewed your comments with respect to our filings of Forms N-Q and N-CSRS.  Below is our response to each comment.

1)
Form N-Q – you have advised that the Form N-Q should include the federal tax cost, unrealized appreciation (depreciation) and the fair value disclosures pursuant to Regulation SX, Rule 12-12, footnote 8.

2)	Form N-CSR – The semi-annual Form N-CSR should be filed under Form N-CSRS.

The registrant will comply with both of the above comments on all future filings.  As you requested in connection with this response, Tridan Corp. acknowledges that:

•	the fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Peter Goodman
President